A special meeting of the fund's shareholders was held on January 17, 2007. The results of votes taken among shareholders on the proposals before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1
To approve a change in the performance adjustment index for Fidelity Advisor Growth Opportunities Fund.
	# of Votes	% of Votes
Affirmative	1,167,919,340.66	79.803
Against	193,601,447.08	13.229
Abstain	101,981,328.10	6.968
TOTAL	1,463,502,115.84	100.000
PROPOSAL 2
To authorize the Trustees to change the performance adjustment index for Fidelity Advisor Growth Opportunities Fund in the future without a shareholder vote.
Affirmative	1,023,106,597.19	69.908
Against	341,842,640.98	23.358
Abstain	98,552,877.67	6.734
TOTAL	1,463,502,115.84	100.000